UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

IDW Media Holdings, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

44951N106

(CUSIP Number)

Howard S. Jonas

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,292,801
	8	SHARED VOTING POWER

2,374,712
	9	SOLE DISPOSITIVE POWER

1,292,801
	10	SHARED DISPOSITIVE POWER

2,374,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,667,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of Class B common stock, $0.01 par value (“Class B Common Stock”) of IDW Media Holdings, Inc., a Delaware corporation (the “Company” or “IDW”).  The Company’s principal executive offices are located at 520 Broad St., Newark, NJ, 07102.

Item 2. Identity and Background

Mr. Howard S. Jonas. 520 Broad St., Newark, NJ 07102.  Mr. Jonas is the Chairman and Chairman of the Board of the Company.  During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The matters set forth in Item 4 of this Schedule 13D are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction

On July 1, 2021, Howard S. Jonas (“Mr. Jonas”) beneficially owned 1,922,541 shares of Class B Common Stock, consisting of (i) 26,755 shares of Class B Common Stock held directly, (ii) 1,675,957 shares of Class B Common Stock held by The HSJ 2020 IDW-Zedge Annuity Trust, (iii) 250 shares of Class B Common Stock held in a custodial account for the benefit of a child of Mr. Jonas (of which Mr. Jonas is the custodian), (iv) 32,000 shares of Class B Common Stock held by The Jonas Foundation, and (v) warrants to purchase up to an aggregate of 187,579 shares of Class B Common Stock.

On August 6, 2021, The HSJ 2020 IDT Annuity Trust purchased 640,000 shares of Class B Common Stock from the Company at a purchase price of $3.60 per share.

On August 12, 2021, The HSJ 2020 IDW-Zedge Annuity Trust transferred 1,675,957 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On October 6, 2021, Mr. Jonas transferred 1,702,712 shares of Class B Common Stock from his direct holdings to The HSJ 2020 IDT Annuity Trust.

On March 29, 2022, warrants held by Mr. Jonas to purchase up to an aggregate of 187,579 shares of Class B Common Stock were amended, resulting in the deemed cancellation of the “old” warrants and the deemed grant of “replacement” warrants, which are fully exercisable.

On April 5, 2022, the Company entered into an employment agreement with Mr. Jonas, which provides, among other things, the following: (i) an annual base salary of $400,000 for a term of five years paid through the issuance of 1,104,972 restricted shares of Class B Common Stock; and (ii) such shares are scheduled to vest, contingent on Mr. Jonas’ remaining in continuous service to the Company as Chairman and Chairman of the Board, in substantially equal amounts on April 5, 2023, April 5, 2024, April 5, 2025, April 5, 2026 and April 5, 2027.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Mr. Jonas beneficially owns 3,667,513 shares of Class B Common Stock consisting of: (i) 1,104,972 shares of unvested restricted stock held by Mr. Jonas directly, of which 220,955 shares shall vest on each of April 5, 2023 and April 5, 2024, and 220,994 shares shall vest on each of April 5, 2025, April 5, 2026 and April 5, 2027; (ii) 2,342,712 shares held by The HSJ 2020 IDT Annuity Trust; (iii) 250 shares owned by a custodial account for the benefit of a child of Mr. Jonas (of which Mr. Jonas is the custodian); (iv) 32,000 shares held indirectly by The Jonas Foundation; and (v) warrants to purchase up to 187,579 shares of Class B Common Stock held by Mr. Jonas directly.

Mr. Jonas’ beneficial ownership represents approximately 26% of the issued and outstanding shares and 12.2% of the combined voting power of our outstanding capital stock (assuming the exercise of the warrants to purchase 187,579 shares of Class B Common Stock held by Mr. Jonas), based on 13,582,431 shares of Class B Common Stock (excluding treasury shares) and 545,360 shares of Class C common stock issued and outstanding as of January 17, 2023.

(b) This filing relates to shares that are owned directly by the Reporting Person, shares that are beneficially owned by the Reporting Person and shares that are owned by trusts and other entities that are for the benefit of children of the Reporting Person or where the Reporting Person and such children hold the pecuniary interests in the shares. In certain instances, the Reporting Person may be in a position to influence voting or dispositive decisions notwithstanding his having no legal or formal voting or dispositive control over the shares.

This filing identifies the Reporting Person as having joint control, including the power to cast or to direct the casting of one-tenth of a vote per share, as well as to dispose or to direct the disposition of such shares, over the following shares: (i) 2,342,712 shares of Class B Common Stock held by The HSJ 2020 IDT Annuity Trust, of which David Polinsky serves as trustee; and (ii) 32,000 shares of Class B Common Stock held by The Jonas Foundation, of which Mr. Jonas and his wife, Deborah Jonas, serve as co-trustees.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 5, 2022, the Company entered into an employment agreement with Mr. Jonas, which provides, among other things, the following: (i) an annual base salary of $400,000 for a term of five years paid through the issuance of 1,104,972 restricted shares of Class B Common Stock; and (ii) such shares are scheduled to vest, contingent on Mr. Jonas’ remaining in continuous service to the Company as Chairman and Chairman of the Board, in substantially equal amounts on April 5, 2023, April 5, 2024, April 5, 2025, April 5, 2026 and April 5, 2027.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Employment Agreement, dated April 5, 2022, between the Company and Howard S. Jonas (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 11, 2022 by the Company with the SEC).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

/s/ Howard S. Jonas

Howard S. Jonas

5